บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/ 145 /2002

Finance Dept.

Tel. 0-2537-4512

May 15, 2002

President

The Stock Exchange of Thailand

62 Ratchadapisek Road, Klongtoey

Bangkok 10110

Dear Sir,

Subject: First Quarter 2002 Financial and Operating Results

Attachment: Financial Statements and Consolidated Financial Statements of PTT Exploration and Production Public Company Limited as of 31 March 2002 and 2001 which has been reviewed by the Auditor and the English translation.

PTT Exploration and Production Public Company Limited (PTTEP) would like to submit its consolidated Financial Statements for the three months ended as of 31 March 2002 as per the attachment. These attached financial statements have already been reviewed by Office of the Auditor General and the Audit Committee on the basis that information is accurately represented and sufficient for investors.

For the first quarter of 2002, the Company and its subsidiaries' total revenues were Baht 7,039 million, decreasing 0.5% when compared with Baht 7,074 million in the first quarter of 2001. This was mainly due to lower sales revenue with average product price of USD 17.80/BOE compared with USD 19.12/BOE for the first quarter of 2001. For the first quarter of 2002, total sales volume averaged approximately 90,759 Barrels of Oil Equivalent per day (BOE/D) compared with approximately 91,899 BOE/D for the first quarter of 2001, mainly due to the lower condensate and crude oil sales volume from Bongkot, Pailin and S1 Projects.

-2- / Total expenses ...

Total expenses of the Company and its subsidiaries were Baht 2,739 million, decreasing 2.18% when compared with Baht 2,800 million in the first quarter of 2001. The decrease was mainly due to the Baht 427 million loss on foreign exchange resulting from the weaker Baht which occurred in the first quarter of 2001, while the depreciation expenses in the first quarter of 2002 increased by Baht 134 million.

The Company and its subsidiaries recorded a net income of Baht 2,570 million or earnings per share of Baht 3.94 compared to the net income of Baht 2,400 million or earnings per share of Baht 3.68 for the same period last year.

Total consolidated assets as of 31 March 2002 were Baht 76,975 million, a decrease of Baht 737 million, and total liabilities were Baht 43,432 million, a decrease of Baht 3,162 million from 31 December 2001. This was mainly due to repayment of Baht 4,000 million Unsecured and Unsubordinated Bond, investment in exploration and production assets in Bongkot and Pailin Projects.

Yours sincerely,

Chitrapongse Kwangsukstith
President

No.11/2002

PTTEP Q1 Results
Net income increased 170 million Bath

Dr. Chitrapongse Kwangsukstith, President of PTT Exploration and Production Public Company Limited (PTTEP), announced the Company and its Subsidiaries' year 2002 Q1 operating result. The total net income for the 1st quarter of year 2002 was Baht 2,570 million or up Baht 170 million compared with Baht 2,400 million from the same period last year.

For the first quarter of 2002, the Company and its subsidiaries' total revenues were Baht 7,039 million, down 0.5 percent when compared with Baht 7,074 million from the first quarter of last year. The decrease mainly resulted from the lower average product price of USD 17.80 per barrels of oil equivalent (BOE) Compared with USD 19.12 / BOE of the same period last year and lower gas sale volumes, averaging 90,759 barrels of oil equivalent per day (BOE/D) compared with 91,899 BOE/D in the first quarter of 2001. This decrease was mainly the result of lower condensate sales volumes of Bongkot and Pailin Projects and the lower crude oil sales volumes of S1 Project.

Expenses of the Company and its subsidiaries totaled Baht 2,739 million, down 2.18 percent when compared with Baht 2,800 million from the first quarter last year.

Total consolidated assets as of March 31, 2002 were Baht 76,975 million, a decrease of Baht 737 million when compared with total consolidated assets for the year ended December 31, 2001. Total liabilities as of March 31, 2002 were Baht 43,432 million, down Baht 3,162 million when compared with figures of December 31, 2001. The result was mainly from the advanced payment of Baht Bond totaling 4,000 million baht and investment in exploration and production assets in Bongkot and Palin Projects.

"Dr. Chitrapongse Kwangsukstith stated, "In the first quarter, our net income met the target although we were affected from the lower product price. Moreover, PTTEP also received the net income from Medco Energi worth 78 million baht which was already included in this quarter."

"At mid year 2002, Pailin project will increase its gas production from averaging 165 MMSCFD to 330 MMSCFD to support higher domestic gas demand. Also, in the next 9 months, we plan to install more production platforms in Bongkot Project to maintain the production rate of 550 MMSCFD as per contract. In addition, PTTEP will accelerate gas production from projects of which PTTEP is operator and partner to meet future demand of natural gas utilization.

"As for oversea petroleum activities, PTTEP and the partners plan to drill exploration wells in Blocks 9-1 and 16-2 in Vietnam, both have high potential petroleum and we expect the drilling to complete soon. In addition, PTTEP also eyes on E&P investments elsewhere in the Southeast Asian Region such as Vietnam and Indonesia as well as in Middle East to secure petroleum reserves in the long run." Dr. Chitrapongse said.

May 15, 2002
For more information, please contact
Charlie Charuvastr/ Monrat Ittichai
External Relations Department
Tel. (02) 537-4000

REPORT OF AUDITOR

AND INTERIM FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND ITS SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2002 AND 2001

(TRANSLATION)

REPORT OF THE AUDITOR

TO : THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

Office of the Auditor General of Thailand has reviewed the accompanying consolidated and the Company balance sheets of PTT Exploration and Production Public Company Limited and its subsidiaries as at March 31, 2002, the related consolidated and the Company statements of income, changes in shareholders' equity and cash flows for the period of three months ended 31 March 2002 and 2001. These financial statements are the responsibility of the Companies' management as to their correctness and completeness of the presentation. The responsibility of Office of the Auditor General of Thailand is to report on these financial statements based on our reviews.

Office of the Auditor General of Thailand conducted our review in accordance with the Standard on Auditing applicable to review engagements. This standard requires Office of the Auditor General of Thailand plans and performs the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. Accordingly, Office of the Auditor General of Thailand do not express an audit opinion.

Based on our review, nothing has come to attention that causes Office of the Auditor General of Thailand to believe that the accompanying consolidated and the Company financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Office of the Auditor General of Thailand previously audited the consolidated and the Company financial statements of PTT Exploration and Production Public Company Limited and its subsidiaries for the year ended December 31, 2001, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements, under our report and other auditors reports, on February 18, 2002. We also drew attention on a paragraph with regard to changing of accounting policy which the Company had to restate the previous year's financial statements, for comparative purposes as mentioned in the following paragraph. The Consolidated and the Company balance sheet as at December 31, 2001, as presented herein for comparative purposes, formed a part of the financial statements which Office of the Auditor General of Thailand audited and previously reported. Office of the Auditor General of Thailand has not performed any other audit procedures subsequent to the date of that report.

สำนักงานการตรวจเงินแผ่นดิน
Office of the Auditor General

Office of the Auditor General of Thailand draws attention to Note 2 to the consolidated and the company financial statements for the year ended December 31, 2001 with regard to changing of its accounting policy for its investment in Taninthayi Pipeline Company LLC from the cost method to the equity method in the financial statements of the Company and apply the proportionate consolidation method for the consolidated financial statements. The Company also changed from the equity method to the proportionate consolidation method in the consolidated financial statements for Moattama Gas Transportation Company because the Company has joint control over both companies, in the form of joint ventures. In changing this accounting policy, the Company had to restate the consolidated and the Company financial statements for the period of three months ended March 31, 2001, presented herein for comparative purposes, as though the investments were originally in compliance with this new accounting policy.

(Signed) *Jaruvan Maintaka*

(Jaruvan Maintaka)

Auditor General

(Signed) *Suchitra Sommanus*

(Suchitra Sommanus)

Auditor in charge

สำนักงานการตรวจเงินแผ่นดิน

Office of the Auditor General

May 7, 2002

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2002 AND DECEMBER 31, 2001

Unit : Baht

	Notes	Consolidated March 31, 2002 (Unaudited Reviewed)	Consolidated December 31, 2001 Audited	The Company March 31, 2002 (Unaudited Reviewed)	The Company December 31, 2001 Audited
Assets					
Current Assets					
Cash and cash equivalents	3	12,033,814,224	15,208,723,683	6,221,964,704	7,850,262,318
Trade receivables	4	3,233,547,369	2,935,159,825	2,294,534,547	1,993,223,296
Trade receivable-parent company		508,095,654	516,836,803	-	-
Short-term loans and advances to related parties		-	-	689,294	240,369
Inventories		51,801,566	17,886,218	50,456,692	16,393,191
Meterials and supplies-net		972,890,243	940,386,367	837,831,401	803,306,101
Other current assets :					
Working capital from co-venturers		40,978,876	26,502,678	3,252,606	4,499,477
Other receivables		445,665,859	467,451,843	118,771,357	152,619,848
Accrued interest receivable		78,296,437	67,284,046	48,353,065	36,788,327
Other current assets		432,098,949	201,789,644	221,733,701	277,713,808
Total Current Assets		17,797,189,177	20,382,021,107	9,797,587,367	11,135,046,735
Non-current assets					
Investments accounted for under equity method	5.1	11,460,904,837	11,348,085,123	17,726,314,732	16,735,970,387
Long-term loans to related party	5.3	-	-	2,183,657,796	3,943,362,579
Shareholder advance		452,944,824	-	-	-
Property, plant and equipment-net	7	45,763,581,948	44,509,654,158	29,987,944,001	28,640,786,666
Intangible assets		325,349,591	304,303,417	325,349,591	304,303,417
Deferred income taxes	8.1	618,073,692	607,571,970	-	-
Other non-current assets					
Prepaid expenses	9	506,144,420	505,938,815	-	-
Deferred of bonds issuing expenses		46,604,790	49,567,547	20,770,118	22,297,616
Other non-current assets		4,169,116	4,597,554	3,357,144	4,549,674
Total non-current assets		59,177,773,218	57,329,718,584	50,247,393,382	49,651,270,339
Total Assets		76,974,962,395	77,711,739,691	60,044,980,749	60,786,317,074

The accompanying notes are an integral part of these statements.

(Signed) Chitrapongse Kwangsukstith
(Chitrapongse Kwangsukstith)
President

(Signed) Yongyos Krongphanich
(Yongyos Krongphanich)
Senior Manager, Accounting

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2002 AND DECEMBER 31, 2001

Unit : Baht

	Notes	Consolidated March 31, 2002 (Unaudited Reviewed)	Consolidated December 31, 2001 Audited	The Company March 31, 2002 (Unaudited Reviewed)	The Company December 31, 2001 Audited
Liabilities and Shareholders' Equity					
Current Liabilities					
Account payables		1,042,489,244	987,788,081	782,442,134	732,279,020
Current portion of long-term loans	10	2,180,890,000	6,217,985,000	2,180,890,000	6,217,985,000
Working capital to co-venturers		121,837,533	40,222,971	120,964,485	37,845,388
Accrued expenses		2,280,189,482	2,463,340,699	2,013,027,145	2,192,215,188
Accrued interest payable		846,207,170	952,034,734	513,621,445	782,913,378
Income tax payable		4,556,888,232	3,927,060,308	4,452,813,901	3,894,295,480
Other current liabilities		209,507,302	121,486,895	103,575,298	94,494,282
Total Current Liabilities		11,238,008,963	14,709,918,688	10,167,334,408	13,952,027,736
Non-current liabilities					
Bonds	11	17,148,901,270	17,440,396,495	8,430,331,092	8,573,723,529
Deferred tax liabilities	8.1	8,160,512,471	7,509,116,903	7,420,925,631	6,802,072,159
Other non-current liabilities					
Deferred income	12	6,768,999,773	6,816,065,417	-	-
Other non-current liabilities		115,812,781	118,325,134	115,812,781	118,325,134
Total non-current liabilities		32,194,226,295	31,883,903,949	15,967,069,504	15,494,120,822
Total liabilities		43,432,235,258	46,593,822,637	26,134,403,912	29,446,148,558
Shareholders' Equity					
Share capital	13				
Registered capital					
654.4 million ordinary shares of Baht 5 each		3,272,000,000	3,272,000,000	3,272,000,000	3,272,000,000
Issued and fully paid-up capital					
652 million ordinary shares of Baht 5 each		3,260,000,000	3,260,000,000	3,260,000,000	3,260,000,000
Share premium		11,559,080,000	11,559,080,000	11,559,080,000	11,559,080,000
Currency translation differences		(367,849,700)	(222,251,462)	-	-
Retained earnings					
Appropriated					
Legal reserve		327,200,000	327,200,000	327,200,000	327,200,000
Reserve for expansion		6,204,000,000	6,204,000,000	6,204,000,000	6,204,000,000
Proposed dividend		3,912,000,000	3,912,000,000	3,912,000,000	3,912,000,000
Unappropriated		8,648,296,837	6,077,888,516	8,648,296,837	6,077,888,516
Total Shareholders' Equity		33,542,727,137	31,117,917,054	33,910,576,837	31,340,168,516
Total Liabilities and Shareholders' Equity		76,974,962,395	77,711,739,691	60,044,980,749	60,786,317,074

The accompanying notes are an integral part of these statements.

Unaudited

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2002 AND 2001

Unit : Baht

	Notes	Consolidated		The Company	
		2002	2001 Restated	2002	2001 Restated
Revenues					
Sales		6,407,086,390	6,724,724,451	5,005,571,328	5,363,869,429
Revenue from pipeline transportation		147,300,185	155,362,497	-	-
Other revenues :					
Gain on foreign exchange		282,587,171	-	125,039,756	-
Interest income		62,941,864	180,072,163	65,053,815	167,199,135
Other revenues		25,914,414	12,568,417	14,246,048	11,820,246
Share of profit from investments accounted for under equity method		112,819,715	-	990,344,344	595,292,887
Total revenues		7,038,649,739	7,072,727,528	6,200,255,291	6,138,181,697
Expenses					
Production expenses		610,781,912	477,333,820	438,246,006	337,663,090
Exploration expenses		12,809,832	48,207,764	14,861,322	31,986,468
General administrative expenses		279,664,213	217,346,014	208,542,333	149,272,668
Petroleum royalties		740,030,233	784,947,944	625,696,416	670,483,679
Other expenses :					
Loss on foreign exchange		-	427,427,672	-	236,066,077
Depreciation, depletion and amortization		1,021,886,327	799,482,957	886,063,835	677,508,069
Director's remuneration		2,556,247	941,256	2,556,247	941,256
Other expenses		70,796,536	1,730,402	70,706,552	1,730,239
Share of loss from investments accounted for under equity method		-	41,769,037	-	-
Total expenses		**2,738,525,300**	**2,799,186,866**	**2,246,672,711**	**2,105,651,546**
Income before interest and income taxes		4,300,124,439	4,273,540,662	3,953,582,580	4,032,530,151
Interest expenses		373,208,520 0	492,339,904	205,802,365	326,029,969
Income taxes	8.2	1,356,507,598	1,381,055,941	1,177,371,894	1,306,355,365
Net income		2,570,408,321	2,400,144,817	2,570,408,321	2,400,144,817
Earnings per share					
Basic earnings per share		3.94	3.68	3.94	3.68

The accompanying notes are an integral part of these statements.

Unaudited

Reviewed

(TRANSLATION)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

THE COMPANY

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2002 AND 2001

Unit : Baht

	Notes	Share capital Issued and paid-up	Share premium	Legal reserve	Reserve for expansion	Proposed dividend	Retained earnings	Total
Balance - as at December 31, 2000		3,260,000,000	11,559,080,000	327,200,000	3,728,000,000	1,956,000,000	1,802,948,354	22,633,228,354
Cumulative effect of the change in accounting policy	2						(231,861,418)	(231,861,418)
Balance after adjustment		3,260,000,000	11,559,080,000	327,200,000	3,728,000,000	1,956,000,000	1,571,086,936	22,401,366,936
Net income							2,400,144,817	2,400,144,817
Balance - as at March 31, 2001		3,260,000,000	11,559,080,000	327,200,000	3,728,000,000	1,956,000,000	3,971,231,753	24,801,511,753
Balance - as at December 31, 2001		3,260,000,000	11,559,080,000	327,200,000	6,204,000,000	3,912,000,000	6,077,888,516	31,340,168,516
Net income							2,570,408,321	2,570,408,321
Balance - as at March 31, 2002		3,260,000,000	11,559,080,000	327,200,000	6,204,000,000	3,912,000,000	8,648,296,837	33,910,576,837

The accompanying notes are an integral part of these statements.

File No. 82-3827

Unaudited

Reviewed

(TRANSLATION)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2002 AND 2001

Unit : Baht

	Notes	Share capital Issued and paid-up	Share premium	Currency translation difference	Legal reserve	Reserve for expansion	Proposed dividend	Retained earnings	Total
Balance - as at December 31, 2000		3,260,000,000	11,559,080,000	(5,126,444)	327,200,000	3,728,000,000	1,956,000,000	1,802,948,354	22,628,101,910
Cumulative effect of the change in accounting policy	2			(100,747,603)				(231,861,418)	(332,609,021)
Balance after adjustment		3,260,000,000	11,559,080,000	(105,874,047)	327,200,000	3,728,000,000	1,956,000,000	1,571,086,936	22,295,492,889
Currency translation differences				223,866,989					223,866,989
Net income								2,400,144,817	2,400,144,817
Balance - as at March 31, 2001		3,260,000,000	11,559,080,000	117,992,942	327,200,000	3,728,000,000	1,956,000,000	3,971,231,753	24,919,504,695
Balance - as at December 31, 2001		3,260,000,000	11,559,080,000	(222,251,462)	327,200,000	6,204,000,000	3,912,000,000	6,077,888,516	31,117,917,054
Currency translation differences				(145,598,238)					(145,598,238)
Net income								2,570,408,321	2,570,408,321
Balance - as at March 31, 2002		3,260,000,000	11,559,080,000	(367,849,700)	327,200,000	6,204,000,000	3,912,000,000	8,648,296,837	33,542,727,137

The accompanying notes are an integral part of these statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2002 AND 2001

Unit : Baht

	Consolidated		The Company	
	2002	2001 Restated	2002	2001 Restated
Cash flows from operating activities				
Net income	2,570,408,321	2,400,144,817	2,570,408,321	2,400,144,817
Adjustment to reconcile net income to net cash provided by (used in) operating activities				
Share of (profit) loss from investments accounted for under equity method	(112,819,715)	41,769,037	(990,344,344)	(595,292,887)
Depreciation and depletion	1,015,973,811	791,700,492	881,586,578	671,436,194
Amortization of deferred charges	2,765,640	2,404,534	2,765,640	2,404,534
Amortization of bonds issuing expenses	2,962,757	4,375,841	1,527,498	2,665,252
Bond discount	277,212	277,212	-	-
Amortization of exploration costs	(3,765,440)	13,598,170	(124,527)	-
Amortization of compensation for waving the right of carry forward gas	68,786,587	-	68,786,587	-
(Gain) loss on disposal of assets	872,276	(1,941,485)	782,292	(1,941,648)
Loss on disposal of other assets	991,184	-	991,184	-
Deferred income taxes	652,711,647	369,008,363	618,853,472	292,389,397
Unrealized (gain) loss on foreign exchange	(292,324,791)	392,734,856	(130,635,009)	205,473,396
	3,906,839,489	**4,014,071,837**	**3,024,597,692**	**2,977,279,055**
Changes in assets and liabilities				
(Increase) decrease in trade receivables	(300,859,431)	(40,435,227)	(301,311,251)	147,948,296
(Increase) in trade receivable-parent company	-	(3,079,652,863)	-	-
(Increase) decrease in advance to related parties	-	-	(448,925)	7,234,267
(Increase) in inventories	(33,915,348)	(1,980,208)	(34,063,501)	(3,418,755)
(Increase) in materials and supplies - net	(33,209,055)	(113,192,826)	(34,525,300)	(108,226,478)
(Increase) decrease in working capital from co-venturers	(20,057,863)	(327,374,899)	829,179	(325,301,637)
Decrease in other receivables	16,090,038	97,334,400	32,857,306	51,407,024
(Increase) decrease in accrued interest receivable	(12,159,276)	1,071,008	(12,000,689)	(70,800,423)
(Increase) in other current assets	(297,699,127)	(15,350,001)	(12,815,527)	(9,959,119)
(Increase) in prepaid expenses	(5,049,897)	(1,609,099)	-	-
Decrease in other assets	428,437	2,619,638	1,192,529	3,654,775
Increase (decrease) in accounts payable	55,415,693	(186,328,863)	50,163,115	(124,447,442)

The accompanying notes are an integral part of these statements.

Unaudited

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2002 AND 2001

Unit : Baht

	Consolidated		The Company	
	2002	2001 Restated	2002	2001 Restated
Changes in assets and liabilities (continued)				
Increase (decrease) in working capital to co-venturers	95,683,286	(42,934,912)	83,771,358	(41,032,742)
Increase (decrease) in accrued expenses	(153,887,313)	315,163,845	(161,257,189)	277,249,314
(Decrease) in accrued interest payable	(94,047,126)	(21,358,002)	(261,176,070)	(187,390,724)
Increase in income tax payable	629,827,923	1,013,965,968	558,518,422	1,013,965,968
Increase in other current liabilities	88,400,090	12,307,832	9,101,942	16,307,744
Increase (decrease) in deferred income	(29,934,574)	3,079,653,126	-	-
(Decrease) in other liabilities	(2,512,352)	(5,764,346)	(2,512,352)	(5,764,347)
(Gain) loss from translation foreign entities' financial statement	111,168,717	(253,290,605)	-	-
	13,682,822	432,843,966	(83,676,953)	641,425,721
Net cash provided by operating activities	**3,920,522,311**	**4,446,915,803**	**2,940,920,739**	**3,618,704,776**
Cash flows from investing activities				
(Increase) in short-term investments	-	(5,364,382,087)	-	(3,886,009,070)
Decrease in loans to related parties	-	-	1,722,137,687	-
(Increase) in shareholder advance	(452,944,824)	-	-	-
(Increase) in property, plant and equipment - net	(2,541,468,591)	(1,081,152,436)	(2,229,401,679)	(1,342,950,363)
(Increase) in intangible assets	(23,811,814)	(2,334,618)	(23,811,814)	(2,334,618)
Net cash (used in) investing activities	**(3,018,225,229)**	**(6,447,869,141)**	**(531,075,806)**	**(5,231,294,051)**
Cash flows from financing activities				
(Decrease) in long-term loans	(4,000,000,000)	-	(4,000,000,000)	-
Dividend paid	(20,925)	(14,040)	(20,925)	(14,040)
Net cash (used in) financing activities	**(4,000,020,925)**	**(14,040)**	**(4,000,020,925)**	**(14,040)**
Net (decrease) in cash and cash equivalents	(3,097,723,843)	(2,000,967,378)	(1,590,175,992)	(1,612,603,315)
Cash and cash equivalents at beginning of the period	15,208,723,684	16,526,578,699	7,850,262,318	9,354,694,793
	12,110,999,841	14,525,611,321	6,260,086,326	7,742,091,478
Effects of exchange rate changes	(77,185,617)	169,689,573	(38,121,622)	34,482,145
Cash and cash equivalents at end of the period	**12,033,814,224**	**14,695,300,894**	**6,221,964,704**	**7,776,573,623**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	460,496,139	514,987,781	460,496,139	514,987,781
Income taxes	72,796,019	-	-	-

The accompanying notes are an integral part of these statements.

1. General Information

1.1 Purpose of the Interim Financial Statements

These interim financial statements are intended to provide additional information other than that included in the latest annual financial statements. Accordingly, the interim financial statements focus on reporting of new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Preparation of Interim Financial Statements

These interim financial statements are prepared in accordance with Accounting Standards No. 41 "Interim financial statements". The Company presents line items in the balance sheets, statements of income, statements of changes in shareholders' equity, and statements of cash flows, as in the annual financial statements and discloses only significant information in Notes to financial statements.

1.3 Basis in Preparing Consolidated Financial Statements

These financial statements are prepared with the same basis as financial statements for the year ended December 31, 2001, which had no restructuring of the subsidiary company during the period. PTTEP and its subsidiaries record accounting transactions of various joint venture projects, irrespective of whether operated by the company or others, in proportion to the working interest held by the company which remains unchanged during the period.

1.4 Summary of Significant Accounting Policies

These financial statements are prepared in accordance with generally accepted accounting principles in Thailand. For preparing of the interim financial statements, the company applies the same accounting policies and methods of computation as in the financial statements for the year ended December 31, 2001.

2. **Change in Accounting Policy**

The Company has changed its accounting policy in financial statements for the year ended December 31, 2001 for its investment in Taninthayi Pipeline Company LLC, a related company, from the cost method to the equity method in the financial statements of the Company and apply the proportionate consolidation method for the consolidated financial statements. The Company also changed from the equity method to the proportionate consolidation method in the consolidated financial statements for Moattama Gas Transportation Company because the Company has joint control over both companies, in the form of joint ventures. In changing this accounting policy, the Company had to restate the previous year's financial statements, presented herein for comparative purposes, as though the investments in Taninthayi Pipeline Company LLC and the consolidation of the financial statements of Moattama Gas Transportation Company and Taninthayi Pipeline Company LLC were originally in compliance with the new accounting policy. Cumulative effect of the change decreased the retained earnings for the beginning of the year 2001 by Baht 422.75 million.

3. **Cash and cash equivalents**

Cash and cash equivalents comprised of :

Unit : Million Baht

	Consolidated		The Company	
	31 Mar. 2002	31 Dec. 2001	31 Mar. 2002	31 Dec. 2001
Cash on hand and at banks	1,564.70	2,693.10	990.01	1,992.75
Short-term investments	10,469.11	12,515.62	5,231.95	5,857.51
	12,033.81	15,208.72	6,221.96	7,850.26

Short-term investments comprised :

	Consolidated			
	31 Mar. 2002		31 Dec. 2001	
	Million Baht	Interest rate	Million Baht	Interest rate
Fixed deposits at bank	2,422.96	1.25 – 2.15%	-	-
Promissory Notes	701.25	2.25%	-	-
Treasury bills	7,344.90	1.60 – 2.20%	12,515.62	2.00 – 3.42%
Total	10,469.11		12,515.62	

	The Company			
	31 Mar. 2002		31 Dec. 2001	
	Million Baht	Interest rate	Million Baht	Interest rate
Fixed deposits at bank	1,003.62	1.45 – 2.15%	-	-
Promissory Notes	701.25	2.25%	-	-
Treasury bills	3,527.08	1.60 – 2.20%	5,857.51	2.00 – 3.42%
Total	5,231.95		5,857.51	

4. Account Receivables -Trade

Unit : Million Baht

	Consolidated		The Company	
	31 Mar. 2002	31 Dec. 2001	31 Mar. 2002	31 Dec. 2001
PTT Public Company Limited	3,171.21	2,877.03	2,247.39	1,942.80
Electricity Generating Authority of Thailand	46.00	47.06	46.00	47.06
Others	16.34	11.07	1.14	3.36
Total	3,233.55	2,935.16	2,294.53	1,993.22

5. Investments and Loans to Related Parties

5.1 Investments accounted for under equity method

Unit : Million Baht

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method			
			Mar. 31 2002	Dec. 31, 2001	Mar. 31 2002	Dec. 31, 2001	Mar. 2002	Dec. 31, 2001	Mar. 31 2002	Dec. 31, 2001	1 st Quarter 2002	For Year 2001
Subsidiary Companies												
PTTEPI	Petroleum	Shareholding / Management team from the parent company	19,000	19,000	PTTEP 100 %	PTTEP 100 %	19,000	19,000	15,990.76	15,293.19	-	-
PTB*	Petroleum	Shareholding / Management team from the parent company	-	-	PTTEP 100%	PTTEP 100%	1.51	1.51	0.09	0.09	-	-
PTTEPO	Commerce	Shareholding / Management team from the parent company	0.17	0.17	PTTEP 75 %	PTTEP 75 %	0.13	0.13	1,735.46	1,442.69	-	-
							Total		17,726.31	16,735.97	-	-
					PTTEPI 25%	PTTEPI 25%	0.04	0.04	613.11	513.60	-	-

Unit : Million Baht

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
			Mar. 31 2002	Dec. 31, 2001	Mar. 31 2002	Dec. 31, 2001	Cost Method		Equity Method		1 st Quarter 2002	For Year 2001
							Mar. 2002	Dec. 31, 2001	Mar. 31 2002	Dec. 31, 2001		
PTTEPKV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(81.67)	(69.37)	-	-
PTTEPSV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(52.29)	(43.52)	-	-
Associated Companies												
TOP*	Power producer	Shareholding	2,810 (Baht)	2,810 (Baht)	PTTEPI 26 %	PTTEPI 26 %	1,450.06	1,450.06	1,493.81	1,458.53	-	-
New Links*	Commerce	Shareholding	44.27	44.27	PTTEPO 40 %	PTTEPO 40 %	9,889.56	9,889.56	9,967.09	9,889.56	-	-
							Total		11,460.90	11,348.09		
Jointly Controlled Entities												
			(Baht)	(Baht)			(Baht)	(Baht)	(Baht)	(Baht)		
CPOC*	Petroleum	Shareholding	19.8	19.8	PTTEPI 50 %	PTTEPI 50 %	9.90	9.90	9.90	9.90	-	-
MGTC*	Natural gas pipelines - overseas	Shareholding	0.76	0.76	PTTEPO 25.5 %	PTTEPO 25.5 %	0.19	0.19	1,792.73	1,438.83	-	-
TPC*	Natural gas pipelines - overseas	Shareholding	2.62	2.62	PTTEPO 14.1667%	PTTEPO 14.1667%	0.37	0.37	(455.29)	(509.95)	-	-

*PTTEPI : PTTEP International Company Limited
PTTEPO : PTTEP Offshore Investment Company Limited
PTB : PTB Partner Co., Ltd. (On August 11, 2000, PTB registered its dissolution with the Ministry of Commerce. PTB is on liquidation process.)
PTTEPKV : PTTEP Kim Long Vietnam Company Limited
PTTEPSV : PTTEP Southwest Vietnam Company Limited
CPOC : Carigali - PTTEPI Operating Company Sdn Bhd.
MGTC : Moattama Gas Transportation Company
TOP : Thai Oil Power Company Limited
New Links : New Links Energy Resources Limited
TPC : Taninthayi Pipeline Company LLC

New Links Energy Resources holds 85.44% shares in PT. Medco Energi Internasional Tbk which engaged in petroleum business in Indonesia.

5.2 Investments in jointly controlled entities

The Company's investments in jointly controlled entities are recorded in the financial statements of the Company only using the equity method. Changes in investments in jointly controlled entities are as follows: -

The jointly controlled entities are listed below.

Company	Type of business and	Percentage shareholding	
		31 Mar. 2002	31 Dec. 2001
Carigali – PTTEPI Operating Company Sdn. Bhd.	Petroleum, Malaysia	50	50
Moattama Gas Transportation Company	Gas pipeline transportation Union of Myanmar	25.50	25.50
Taninthayi Pipeline Co., LLC	Gas pipeline transportation Union of Myanmar	14.1667	14.1667

Transactions of jointly controlled entities are included in the Company's financial statements, excepted CPOC which has no business transactions due to the delay of JDA project, as follows: -

Unit : Million Baht

	MGTC		TPC	
	31 Mar. 2002	31 Dec. 2001	31 Mar. 2002	31 Dec. 2001
Balance Sheets:				
Current assets	734.43	593.21	334.49	322.86
Fixed Assets	5,331.00	5,504.38	2,105.48	2,182.27
Current liabilities	(203.67)	(102.79)	(722.11)	(689.04)
Other liabilities	(4,339.07)	(4,756.05)	(1,973.36)	(2,068.40)
Assets (liabilities) net	1,522.69	1,238.75	(255.50)	(252.31)
Statements of Income:				
Revenues	549.13	2,417.06	110.52	345.97
Expenses	(82.68)	(307.74)	(75.69)	(339.97)
Income (loss) before income taxes	466.45	2,109.32	34.83	6.00
Income taxes	(137.20)	(318.38)	(15.46)	(62.83)
Net income (loss)	329.25	1,790.94	19.37	(56.83)

5.3 Long-term loans to related party

	The Company			
	31 Mar. 2002		31 Dec. 2001	
	Million Baht	Interest rate	Million Baht	Interest rate
Subsidiary company – PTTEPI	2,183.66	4.81 – 7.86%	3,943.36	2.6975 – 7.86%

During the period of three months ended March 31, 2002, there are repayment of principal and interest amounted Baht 1,722.14 million and Baht 28.21 million, respectively.

6. Related Party Transactions

Significant transactions with related parties for the period of three months ended March 31, 2002 and 2001 are as follows:

Unit : Million Baht

	Consolidated		The Company	
	2002	2001	2002	2001
Parent company (PTT Public Company Limited - PTT)				
Revenue from petroleum sold (at price fixed with reference to world market)	6,270.03	6,686.51	4,928.71	5,376.28
Compensation for waiving the right of carry forward gas	68.79	-	68.79	-
Prepaid compensation for waiving the right of carry forward gas	5.80	-	5.80	-
Prepaid incentive gas sale	13.06	-	13.06	-
Interest income from deferred income	0.67	-	-	-
Revenue from rental (market price)	4.21	4.26	4.21	4.26
Subsidiary company				
Interest income	-	-	34.12	69.20
Other revenues	-	-	17.77	20.48

7. **Property, Plant and Equipment – Net**

Unit : Million Baht

	Consolidated			
	Oil and Gas Properties	Land Buildings And Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2001	57,569.35	986.43	1,710.07	60,265.85
Increase during the period	2,386.90	71.61	13.22	2,471.73
Decrease during the period	(57.49)	-	(10.91)	(68.40)
Currency translation difference	(143.73)	-	-	(143.73)
Balance as at March 31, 2002	59,755.03	1,058.04	1,712.38	62,525.45
Accumulated depreciation				
Balance as at December 31, 2001	(14,610.09)	(285.50)	(860.61)	(15,756.20)
Decrease during the period	-	-	1.49	1.49
Depreciation for the period	(976.50)	(13.16)	(26.31)	(1,015.97)
Currency translation differences	8.81	-	-	8.81
Balance as at March 31,2002	(15,577.78)	(298.66)	(885.43)	(16,761.87)
Net book value as at December 31, 2001	42,959.26	700.93	849.46	44,509.65
Net book value as at March 31, 2002	44,177.25	759.38	826.95	45,763.58

Depreciation included in income statement for the period of three months ended March 31, 2001 Baht 791.70 Million

Depreciation included in income statement for the period of three months ended March 31, 2002 Baht 1,015.97 Million

Unit : Million Baht

	The Company			
	Oil and Gas Properties	Buildings and Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2001	40,897.57	678.09	1,098.04	42,673.70
Increase during the period	2,213.91	2.05	12.78	2,228.74
Decrease during the period	-	-	(0.72)	(0.72)
Balance as at March 31, 2002	43,111.48	680.14	1,110.10	44,901.72
Accumulated depreciation				
Balance as at December 31, 2001	(12,976.35)	(251.57)	(804.99)	(14,032.91)
Decrease during the period	-	-	0.72	0.72
Depreciation for the period	(847.64)	(10.05)	(23.90)	(881.59)
Balance as at March 31, 2002	(13,823.99)	(261.62)	(828.17)	(14,913.78)
Net book value as at December 31, 2001	27,921.22	426.52	293.05	28,640.79
Net book value as at March 31, 2002	29,287.49	418.52	281.93	29,987.94

Depreciation included in income statement for the period of three months ended March 31, 2001	Baht	671.44	million
Depreciation included in income statement for the period of three months ended March 31, 2002	Baht	881.59	million

8. Income Taxes

8.1 Deferred income taxes

Unit : Million Baht

	Consolidated		*The Company*	
	31 Mar. 2002	31 Dec. 2001	31 Mar. 2002	31 Dec. 2001
Deferred tax assets				
Income tax under Revenue Code	618.07	607.57	-	-
Total	618.07	607.57	-	-
Deferred tax liabilities				
Income tax under Revenue Code	7,421.62	6,806.45	7,420.93	6,802.07
Income tax in the Union of Myanmar	738.89	702.67	-	-
Total	8,160.51	7,509.12	7,420.93	6,802.07

8.2 Income taxes

Income taxes for the period of three months ended March 31, 2002 and 2001 are as follows:

Unit : Million Baht

	Consolidated		*The Company*	
	2002	2001	2002	2001
Petroleum income tax				
Current tax expenses	558.52	959.45	558.52	959.45
Deferred tax expenses	615.17	288.96	618.85	292.39
Total	1,173.69	1,248.41	1,177.37	1,251.84
Income tax under Revenue Code				
Current tax expenses	-	54.52	-	54.52
Deferred tax expenses	(10.50)	26.32	-	-
Total	(10.50)	80.84	-	54.52
Income tax in the Union of Myanmar				
Current tax expenses	145.04	-	-	-
Deferred tax expenses	48.28	51.80	-	-
Total	193.32	51.80	-	-
Total income taxes	1,356.51	1,381.05	1,177.37	1,306.36

	Tax Rate
Petroleum income tax on petroleum business in Thailand	50%
Pursuant to Petroleum Income Tax Act B.E. 2514	
Income tax under Revenue Code	30%
Net income in portion of amount not exceeding Baht 300 million	
for the period of 5 years from 2002 to 2006	25%
Income tax in the Union of Myanmar	30%

9 Prepaid Expenses

Prepaid expenses incurred from PTTEPI made prepayment for royalty of Yadana and Yetagun project to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 12 is recognized. Prepaid expenses comprised :

Unit : Million Baht

	Consolidated	
	31 Mar. 2002	31 Dec. 2001
Petroleum royalty to the government of the Union of Myanmar	506.14	505.94

10 Current portion of long - term loans

Current portion of long - term loans comprised :

	Consolidated and the Company			
	31 Mar. 2002		31 Dec. 2001	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Long-term loans	50.00	2,180.89	50.00	2,217.98
Unsecured and unsubordinated	-	-	-	4,000.00
Total	50.00	2,180.89	50.00	6,217.98

A USD 50 million, carries interest at LIBOR plus 0.75% per annum but not exceeding 9.5% per annum, with interest calculated every six months and accumulated. Principal and accumulated interest are to be repaid either the second time that a working interest in one of the Company's concession is sold or within 5 years, whichever occurs first, but in not less than 3 years.

11. Bonds

	Consolidated			
	31 Mar. 2002		31 Dec. 2001	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	393.28	17,148.90	393.28	17,440.40
Unsecured and unsubordinated	-	-	-	4,000.00
Less Current portion of long-term loans	-	-	-	(4,000.00)
Total	393.28	17,148.90	393.28	17,440.40

	The Company			
	31 Mar. 2002		31 Dec. 2001	
	Million(USD)	Million(Baht)	Million(USD)	Million(Baht)
Unsecured and Unsubordinated	193.28	8,430.33	193.28	8,573.72
Unsecured and Unsubordinated	-	-	-	4,000.00
Less Current portion of long-term loans	-	-	-	(4,000.00)
Total	193.28	8,430.33	193.28	8,573.72

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a redemption period of 10 years, to be redeemed on September 19, 2007. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 4,000,000 unsecured unsubordinated debentures with a face value of Baht 1,000 each, totaling Baht 4,000 million. The debentures bear interest at a rate of 6.5% per annum, payable every six months on August 1 and February 1 of each year, and mature in 3 years, to be redeemed on February 1, 2002 which is already paid.

PTTEPI issued 200,000 unsubordinated bonds with a face value of USD 1,000 each, totaling USD 200 million, guaranteed by the Company. The bonds bear interest at a rate of 7.625% per annum, payable every six months on April 1 and October 1 of each year, and have a maturity period of 10 years, to be redeemed on October 1, 2006.

12. Deferred Income

Deferred income arises from PTTEPI's receipt of advance payments from PTT Public Company Limited (PTT), its parent company for natural gas, and MGTC and TPC's receipt of advance payments from Myanmar Oil and Gas Enterprise for pipeline transportation that PTT was not yet able to take receipt of in 1998, 1999, 2000 and 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Project. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in later years. Deferred income as at March 31, 2002 and December 31, 2001 comprised:

Unit: Million Baht

	Consolidated	
	31 Mar. 2002	31 Dec. 2001
Deferred income for the year 1998 (received)	378.45	408.90
Deferred income for the year 1999 (received)	2,409.09	2,412.44
Deferred income for the year 2000 (received)	3,412.78	3,418.48
Deferred income for the year 2001 (not yet received)	568.67	576.25
Total	6,768.99	6,816.07

13. Share Capital

The Company's registered capital consists of 654.4 million ordinary shares at Baht 5 each, or a total of Baht 3,272 million. Of this, 652 million ordinary shares at Baht 5 each, or a total of Baht 3,260 million, have been paid up. The difference of 2.4 million shares represents those shares set aside for the exercise of warrants to purchase ordinary shares by employees. One warrant provides the right to purchase two ordinary shares. The warrants are exercisable in 2001, 2002 and 2003, with employees limited to the exercise of 20%, 30% and 50% of the allocated warrants, respectively.

	31 Mar. 2002	31 Dec. 2001
Number of warrants (units)	1,200,000	1,200,000
Exercised price (Baht)	150	150

On the exercise dates, September 14, 2001, December 14, 2001, and March 15, 2002, no employees exercised the warrants to purchase ordinary shares. Therefore, there is no change in the outstanding balances of warrants and ordinary shares as at March 31, 2002.

14. **Disclosure of Financial instruments**

Fair value of financial instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows :

Unit : Million Baht

	As of March 31, 2002	
	Carrying amount	Fair value
Unsecured and unsubordinated Yen 23 billion	8,430.33	8,230.87
Cross currency interest and principal swaps	(956.46)	(863.46)
Unsecured and unsubordinated USD 200 million	8,718.57	9,671.70

15. **Contingent Liability**

The Company is the guarantor of 200,000 guaranteed unsubordinated bonds of USD 1,000 each, totaling USD 200 Million. The bonds, issued by PTTEPI, bear interest at a rate of 7.625% per annum and have a maturity period of 10 years, to be redeemed on October 1, 2006.

As at March 31, 2002, the Company had contingent liabilities which are letters of guarantee amounting to Baht 20.20 million in the financial statements of the Company and Baht 40.86 million in the consolidated financial statements.

16. Significant Events During the Period

One March 26, 2002, the Board of Directors meeting resolved the following matters :

- Agreed in principle regarding the company's Employees Stock Ownership Plan (ESOP) to issue and offer warrants to directors, management and employees of the company every year for 5 consecutive years. The warrants will have a maturity of 5 years from the issue date. Total number of warrants to be issued are 10,000,000 units and the total number of newly issued ordinary shares reserved for the exercise of warrants are 10,000,000 shares at par value of 5 Baht each, accounting for 1.53% of the current paid-up capital.
- Agreed to the increase of the company's registered capital from Baht 3,272 million to Baht 3,322 million by issuing new ordinary shares of 10,000,000 shares par value of 5 Baht each, total amount of Baht 50 million, reserved for the exercise of the warrants issued and offered to directors, management and employees of the company.